UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 7, 2008**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Definitive Material Agreement.

See Item 2.03 below.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On November 7, 2008, Pepco Holdings, Inc. ("PHI") entered into a Credit Agreement with a syndicate of eight lenders, with Bank of America, N.A., as administrative agent and swingline lender ("BOA"), Banc of America Securities, as sole lead arranger and sole book runner, and KeyBank National Association, JPMorgan Chase Bank, N.A., SunTrust Bank, The Bank of Nova Scotia, Morgan Stanley Bank, Credit Suisse, Cayman Islands Branch and Wachovia Bank, National Association as co-documentation agents. Under the facility, PHI may obtain revolving loans and swingline loans over the term of the facility, which expires on November 6, 2009. All indebtedness incurred under the facility is unsecured.

The aggregate of the commitment of the lenders under the facility is $390 million. In addition, at any time during the term of the facility, PHI is entitled to request that the lenders consent to increases in the aggregate commitment by an amount up to $10 million. The interest rate payable by PHI on funds borrowed under the facility is, at its election, based on either (a) the corresponding Eurodollar rate or (b) the highest of (i) the prevailing prime rate, (ii) the federal funds effective rate plus 0.5% or (iii) the one-month Eurodollar rate plus 1.0%, plus a margin that varies according to the credit rating of PHI. Under the swingline loan sub-facility, PHI may obtain from, and with the consent of, BOA, as the swingline lender, loans for up to seven days in an aggregate principal amount which, when combined with the outstanding principal amount of revolving loans made by BOA under the facility, does not exceed BOA's total commitment of $50 million and which in no event exceeds 10% of the aggregate borrowing limit under the facility.

PHI intends to use the proceeds of loans drawn under the facility for general corporate purposes. In order to obtain loans under the facility, certain representations and warranties made by PHI at the time the credit agreement was entered into also must be true at the time the facility is utilized, and PHI must be in compliance with specified covenants, including the (i) the requirement that PHI maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, which calculation excludes from the definition of total indebtedness certain trust preferred securities and deferrable interest subordinated debt (not to exceed 15% of total capitalization), (ii) a restriction on sales or other dispositions of assets, other than certain permitted sales and dispositions, and (iii) a restriction on the incurrence of liens on the assets of PHI or any of its significant subsidiaries other than permitted liens. The absence of a material adverse change in the borrower's business, property, and results of operations or financial condition is not a condition to the availability of credit under the facility. The credit agreement does not include any ratings triggers.

The failure to satisfy any of the covenants or the occurrence of other specified events that constitute an event of default could result in the acceleration of the repayment obligations of PHI. The events of default include (i) the failure of PHI or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against PHI or its significant subsidiaries, and (iii) a change in control (as defined in the credit agreement) of PHI or the failure of PHI to own all of the voting stock of its regulated utility subsidiaries (Potomac Electric Power Company, Delmarva Power & Light Company and Atlantic City Electric Company).

All of the lenders or their affiliates have provided investment or commercial banking services to PHI and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

* * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date   November 7, 2008   /s/ P. H. BARRY
                                 Name: Paul H. Barry
                                 Title: Senior Vice President
                                             and Chief Financial Officer